U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

March 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman and Lyn Shenk

Re: UniFirst Corporation

Form 10-K for Fiscal Year Ended August 27, 2022

Filed October 26, 2022

Form 8-K Furnished October 19, 2022

File No. 001-08504

This letter sets forth the response of UniFirst Corporation (the “Company”) to comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 10-K for Fiscal Year Ended August 27, 2022 (the “Form 10-K”) and Form 8-K Furnished October 19, 2022 (the “Form 8-K”) as set forth in the Staff’s letter, dated March 1, 2023.

For your convenience, the Staff’s comments are repeated below in bold and italicized type, followed by the Company’s response to each comment.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Form 10-K or Form 8-K, as applicable.

Form 10-K for Fiscal Year Ended August 27, 2022

Item 7. Management’s Discussion and Analysis

Fiscal Year Ended August 27, 2022 Compared with Fiscal Year Ended August 28, 2021, page 28

1.
Where you identify two or more factors which contributed to material changes in financial statement line items, please expand your disclosures to quantify the individual impact of each factor. In this regard, we note you have identified multiple factors contributing to the increases in revenues and cost of revenues for your Core Laundry Operations’ without quantification of the factors cited. Additionally, to the extent your results have been impacted by the current inflationary environment, please provide the impact in quantitative terms, to the extent practicable. Please note this comment applies to all future periodic reporting, as we note similar instances in your Form 10-Q for the period ended November 26, 2022. Refer to Item 303(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future periodic filings, the Company will expand its disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations to quantify, where practicable, the impact of any two or more factors

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

contributing to material changes in financial statement line items. The Company also respectfully advises the Staff that where quantification of such factors is not practicable or where changes in discussed financial statement line items are not material, the Company plans to describe the contributing factors in qualitative terms. In addition, to the extent practicable, the Company will quantify in future periodic filings the extent to which the Company’s results have been impacted by the current inflationary environment. The Company respectfully advises the Staff, however, that such a quantification may not be practicable, and if that is the case, the Company plans to disclose any impact of the current inflationary environment in qualitative terms.

Form 8-K Furnished October 19, 2022

Exhibit 99, page 1

2.
We note you present certain non-GAAP measures which remove the impacts related to your “Key Initiatives.” On page 28 of your FY 2022 Form 10-K, you state these initiatives are a focus over the next few years, and include costs related to your CRM system, investments in the UniFirst brand, and ERP system. Please tell us your consideration of Question 100.01 of the staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures “C&DI’s” in determining the appropriateness of each component comprising your key initiatives adjustment. Also, please refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the non-GAAP C&DI’s in regards to your statement describing these excluded costs as “non-recurring.”

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that management believes that each of the “Key Initiatives” represents an extraordinary and transformational project for the Company without precedent in the Company’s recent history. Management also believes that upon completion, each such “Key Initiative” is very unlikely to be undertaken again in the foreseeable future. As a result of the extraordinary nature, scope and magnitude of such “Key Initiatives,” the Company does not believe that adjustments relating to such “Key Initiatives” constitute normal, recurring operating expenses necessary to operate the Company’s business as described in Question 100.01 of the Staff’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Such adjustments include costs that management considers to be incremental costs that are not representative of the Company’s underlying operating performance, that will cease upon completion of the “Key Initiative” to which they relate and that are not expected to subsequently recur in the foreseeable future.

In addition and as a result of the nature, scope and magnitude of the above-described nature of the “Key Initiatives,” management believes that adjusting for such “Key Initiatives” in the presentation of the Company’s non-GAAP results provides management and investors with useful supplemental information regarding the Company’s operations and financial results, including trends. The non-GAAP presentation also enables investors to view the Company’s underlying results in the same manner as such results are viewed by management. The Company also respectfully advises the Staff that the Company has received feedback from certain institutional shareholders that the presentation of the Company’s non-GAAP results and adjustments for “Key Initiatives” are helpful and informative in evaluating the Company’s financial results.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

With respect to the Staff’s comment regarding the reference to “non-recurring,” the Company respectfully advises the Staff that the statement in the Company’s press release describing these non-GAAP measures as “excluding certain non-recurring amounts” was intended to refer to certain, but not all, of the excluded costs being non-recurring per the criteria set forth in Item 10(e)(1)(ii)(B) of Regulation S-K. For example, the Company does not expect to incur significant costs with respect to investments in the UniFirst brand or deployment of the CRM system beyond the time period specified by such criteria. However, certain costs relating to the ERP project may be incurred over a period of a few years. After consideration of the Staff’s comment and the review of the relevant statement in the Form 8-K, however, the Company’s intends to modify the referenced sentence in future filings to read as follows: “The Company believes these non-GAAP results provide useful supplemental information regarding the Company’s performance to both management and investors by excluding certain amounts relating to our ‘Key Initiatives.’” The Company respectfully submits to the Staff its belief that the revised statement will clarify the consistency of the Company’s presentation with Question 102.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

* * * * * * * *

If you have any questions or would like further information concerning the Company’s responses included in this letter, please do not hesitate to contact me at 978-658-8888.

Very truly yours,

/s/ Shane O'Connor
Shane O' Connor